Exhibit 99.1 Leading Provider of Sustainable Future Materials 2022 Earnings Release 2023. 1. 27.

Disclaimer This presentation was prepared and circulated to release the informations regarding the company’s business performance to shareholders and investors prior to the completion of auditing for the period of fiscal year 2022. As figures in this presentation are based on unaudited financial statements, certain contents may be subject to modification in the course of auditing process. This presentation contains certain forward-looking statements relating to the business, financial performance and results of the company and/or the industry in which it operates. The forward-looking statements set forth herein concern future circumstances and results and other statements that not historical facts, and are solely opinions and forecasts which are uncertain and subject to risks. Therefore, the recipients of this presentation shall be aware of that the forward-looking statements set forth herein may not correspond to the actual business performance of the company due to changes and risks in business environments and conditions. The sole purpose of this presentation is to assist persons in deciding whether they wish to proceed with certain investments to the company. The company does not make any representation or warranty, expressly or impliedly, as to the accuracy and completeness of this presentation or of the information contained herein and shall not have any liability for the informations contained in this presentation. 4Q22 Earnings Release │ January 27, 2023 2

Contents Consolidated Business Performance Major Business Activities Business Performance by Major Areas 2023 Business Outlook Appendix 4Q22 Earnings Release │ January 27, 2023 3

Consolidated Business Performance Green infrastructure · Green materials businesses showed growth, while steel profit weakened due to the flood and slow demand YoY Financial Structure Income 84,750 12.8 9.5% (billion KRW) 76,332 (trillion KRW) 8.7% YoY Net Debt Ratio △4.3 8.5 Revenue 57,793 12.1% +8,418 6.5% 6.0 EBITDA 5.7% 4.2% △6.4%p 9,238 OP Margin +2.0 5.6 9,238 4.1 △4,388 Operating 4,850 3.6 Net Debt 2,403 Profit 2020 2021 2022 2020 2021 2022 【Before Inter-company Transaction Adjustment】 Revenue Operating Profit (billion KRW) 2021 2022 2021 2022 4Q YoY 4Q YoY Steel +3,913 66,737 15,112 70,650 8,440△718 3,236△5,203 * POSCO 39,920 8,675 42,695 +2,775 6,650 623 2,295△4,355 △ Overseas Steel 21,712 5,487 23,933 +2,221 1,474 166 474△1,000 △ Green Infrastructure 54,104 14,885 65,901 +11,797 1,214 235 1,544 +330 POSCO International 33,949 7,967 37,990 +4,041 585 169 903 +318 POSCO Energy 1,976 1,151 3,707 +1,731 203 40 271 +68 POSCO E&C 8,199 2,571 9,435 +1,236 441 22 309△132 Green Materials 2,089 808 3,389 +1,300 113 7 144 +31 △ POSCO Chemical 1,990 781 3,302 +1,312 122 3 166 +44 ＊POSCO Parent result before the vertical spin-off is included 4Q22 Earnings Release │ January 27, 2023 4

Major Business Activities_Expansion of Future Growth Businesses Secured long-term growth engines for Green materials·energysector and put continuous efforts to improve business structure under a holding company in 2022 3.23 4.12 6.28 10.11 10.31 11.10 3.2 11.4 3.29 6.22 8.26 10.14 12. Steel/Non-Steel CAPEX Steel/Non-Steel OP Trend (tril KRW) 5.0 60% (tril KRW) Steel Steel 3.6 4.0 60% Non-Steel 50% 50% Non-Steel 48% 3.0 4.0 50% 3.2 Non-Steel Ratio Non-Steel Ratio 3.0 35% 40% 40% 3.0 45% 32% 29% 26% 30% 2.0 30% 1.7 2.0 1.3 20% 20% 20% 20% 1.0 1.0 14% 10% 10% 0.0 0% - 0% 2018 2019 2020 2021 2022 2018 2019 2020 2021 2022 (%) 2018 2019 2020 2021 2022 (tril KRW) 2018 2019 2020 2021 2022 Non-Steel Revenue 43.4 43.2 39.7 56.3 69.4 Net Debt Ratio 20.4 16.6 8.7 6.5 9.5 * P-Holdings' revenue(dividend income) and OP were eliminated from Non-Steel’s 4Q22 Earnings Release │ January 27, 2023 5

Full restoration from the flood damage

Completed the restoration of Pohang Steel Works on Jan. 20, and reinforced its disaster prevention system

Recovery Progress

○ **Completed the restoration of all 17 steel-processing facilities and started normal operations at Pohang Works**

- No.1 Plate line was shut down due to production efficiency
  (Production capacity : 600k tons)


~Dec. 2022
Jan. 2023
Hot Rolling Line
No.1 Wire Rod (Oct20)
No.2 Plate (Nov14)
No.3 Wire Rod (Nov25)
No.2 Wire Rod (Dec14)
No.1 HR (10/7)
No.3 Plate (10/24)
No.4 Wire Rod (Nov29)
No.2 HR (Dec15)
Cold Rolling Line
No.3 Electrical Steel (Sep15)
No.1 CR (Oct6)
No.2 CR (Dec12)
No.1 Electrical Steel (Dec30)
No.1 STS CR (Jan20)
No.2 Electrical Steel (Sep28)
Electrical Galvanizing Line (Nov11)
No.2 STS CR (Dec24)
CGL (Jan20)

Prevention of Recurrence

○ **System : Established BCP(Business Continuity Planning)**

- Reinforced comprehensive anti-disaster measures in dealing with situations of typhoon/earthquake/fire, etc.
- Improved counterplans and manuals of response actions, not only for natural disasters but major accidents including fire/explosion/collapse.

○ **Material : Supplemented infrastructure to avoid the flood, etc.**

Impact

✓ **Operating loss 1,340 bil KRW**

(bil KRW)	3Q22	4Q22	2022
POSCO	**408**	**857**	**1,265**
Impact on production/sales decline*	222	568	790
Inventory loss	94	1	95
Repair, material cost	92	288	380
Subsidiaries	**27**	**47**	**74**
Total	**436**	**904**	**1,340**

* Based on IFRS, increased amount of fixed cost caused by temporary production drop was realized 3Q and 4Q COGS

✓ **Non-OP loss 236 bil KRW : impairment loss on tangible assets**

※ Receipt of insurance on 4Q22 : 234 bil KRW

Green Tomorrow, With POSCO
4Q22 Earnings Release | January 27, 2023 6

Completed construction of PLSC, POSCO HY Clean Metal

Started commercial production of cathode materials by recycling with construction completion of PLSC · POSCO HY Clean Metal

[Upstream] PLSC*

* Poland Legnica Sourcing Center

○ Outline

- Business model : crushing secondary battery scrap and providing black mass** to POSCO HY Clean Metal
- Location : Brzeg Dolny, Poland
- Processing cap. : secondary battery scrap 10k tons/yr
- Production cap. : black mass 8k tons/yr
- Revenue cap. : 70 bil KRW in 2023 (forecast)

○ Schedule

Aug.22	Dec.22	Jan.23	May.23
Start construction	Acquire business license	Commercial production	Normal Capacity

【 PLSC plant (completed) 】




PLSC

[Downstream] POSCO HY Clean Metal

○ Outline

- Business model : extracting cathode materials such as lithium, nickel, cobalt, etc. using black mass
- Location : LiB materials Complex of Gwangyang, Korea
- Processing cap. : black mass 12k tons/yr
- Production cap. : 7 products including nickel 2.5k tons/yr, cobalt 0.8k tons/yr, lithium carbonate 2.5k tons/yr
- Revenue cap. : 110 bil KRW in 2023 / 300 bil KRW in 2024 (forecast)

○ Schedule

Dec.22	Feb.23	May.23	Sep.23	Dec.23
Complete construction	Acquire business license	Start production	Commercial production	Normal Capacity

Certification (between May.23 and Sep.23)

【 POSCO HY Clean Metal plant (completed) 】


Site for expansion
(110 thousand m²)
No.1 plant
(60 thousand m²)

** Black Mass : Black powder obtained by crushing and selectively collecting lithium-ion battery scrap(lithium, nickel, etc.)

Green Tomorrow, With POSCO

4Q22 Earnings Release | January 27, 2023 7

Mid-to Long-term Strategies of Recycling Business

Expand global supply chain of materials through localization by region, in connection with POSCO Chemical's cathode business

○ **Build the 'Closed Loop' of 'scrap→cathode' by recycling business associated with cathode orders**

- Secondary battery manufacturers and OEMs prefer 'Closed Loop' supply chain due to increasing restrictions on the quantity used of recycled raw materials

○ **Review to establish plants in North America and EU, in order to satisfy needs for supply chain localization of secondary battery materials**

- In preparation for U.S. IRA* , EU CBAM/Digital Battery Passport, localization is necessary

✓ **By 2030, secure recycling production cap. of nickel 30k tons, lithium carbonate 30k tons, cobalt 5k tons**

【Mandatory usage rate of recycled raw materials in EU 】**


20%
15%
10%
5%
0%
2030
2035
4%
10%
4%
12%
12%
20%
Lithium
Nickel
Cobalt

【Candidates by region】


HUB (Finland)
HUB (Poland)
HUB (Gwangyang)
HUB (California)
HUB (Canada)
HUB (Tennessee)

* IRA : Inflation Reduction Act ** Source : EU Batteries Regulation(under consideration)

Green Tomorrow, With POSCO
4Q22 Earnings Release | January 27, 2023 8

Technology Development for LiB Recycling

Developing next-generation pyrometallurgical technology by combining POSCO's smelting technology with currently existed production process

Current Process

○ Process Highlights

1. Highest level of Ni, Co recovery rate in the industry
2. Li recovery rate : minimum 85% (battery-grade)
3. Reducing No. of workers by production automation (Refining, 60% of Chinese companies)

○ Process Flow



[Upstream] PLSC
Scrap/EoLB
Dismantling · discharging
Shredding
Heat treatment
Milling
Separation
Black mass
[Downstream] POSCO HY Clean Metal
Black mass
Acid Leaching
Graphite
Impurity Removal
Copper Solvent Extraction
Cu Electrowinning
Copper metal
Mn, Co, Ni Solvent Extraction
Crystallization
Mn Sulfate
Co Sulfate
Ni Sulfate
Crystallization
Sodium Sulfate
Li precipitation
Crude LC
Refining
Dry/Milling
Lithium Carbonate

Developing Process (R&D stage)

○ Background

- Currently, workers manually dismantle packs and modules which makes difficult to process large volume of end of life batteries(EoLB) with safety concerns
- With own capability, POSCO is developing pyrometallurgy technology for mass EoLB treatment

○ Process Highlights

1. Automated pre-treatment process for mass production without dismantling and discharging
2. High-purity NCM* alloy and Li compound production by high temperature heat treatment
3. Simplified process compared to conventional hydrometallurgy reduces CAPEX and increases Li recovery rate

○ Process Flow



Scrap/EoLB
Automated Pre-treatment
Shredding
High Temp Heat treatment
Separation
Graphite
Li Compound
NCM Alloy
NCM Alloy
Acid Leaching
Impurity Removal
Cu Solvent Extraction
Cu Electrowinning
Cu metal
NCM** Solution
Li Compound
Heat treatment
Refining
Dry/Milling
Lithium Carbonate

* Nickel, Cobalt, Manganese, Copper alloy ** Nickel, Cobalt, Manganese liquid

Green Tomorrow, With POSCO
4Q22 Earnings Release | January 27, 2023 9

Integrated corporation of P-International and P-Energy

Create synergy through integration of value chain in energy sector
→ Strengthen the group's business portfolio

Outline

Statutory merger of P-International(remaining company) **to buy P-Energy**(extinguished company), **the integrated corporation officially launched on Jan.1, 2023**

- After merger, POSCO Holding's stake of POSCO International will be increased **from 62.9% to 70.7%**

Before merger				After merger	
Market capitalization 2.8 tril KRW	POSCO INTERNATIONAL Issued shares 123,375,149 (P-Holdings 62.9%)	POSCO ENERGY Issued shares 45,194,806 (P-Holdings 89.0%)	New shares 52,547,639	POSCO INTERNATIONAL + POSCO ENERGY Issued Shares 175,922,788 (P-Holdings 70.7%)	Market capitalization 3.9 tril KRW

Objective

Invest 3.8 tril KRW by 2025, and become the group's 3rd growth engine by completion of LNG value chain and transition to Green energy business

LNG Value Chain	Investment (2023~2025, tril KRW)	Strategies
UP: E&P	1.3	• Secure new explorations of LNG(by 2024), and 57Bcf/yr system from Senex/0.4 mil tons of LNG in Korea(by 2025)
MID: LNG Infra.	1.6	• Establish more terminals* and expand bunkering/test operation of LNG carrier/trading *complete construction of No.6 by 2024, No.7,8 by 2025, Dangjin No.1,2 by 2026
DOWN: Power Generation	0.7	• Establish New No.3, 4 units(1GW, apply blending hydrogen, start construction on 2024), start Gas-to-Power ** business overseas (1.4GW by 2025)
DOWN: Eco-friendly Energy	0.2	• Develop renewable energy business such as Jeonnam Offshore Wind Power Complex(establish SPC by 2023, acquire license by 2023), and installation of solar panel on the roof of P-Chemical(2.2MW)

Mid-to long-term targets by 2030

- [Natural gas reserves] 1.6 Tcf → **2.5 Tcf**
- [LNG Sales·LNG Storage cap.] 0.3 mil tons → **12 mil tons**; 0.7 mil kℓ → **3 mil kℓ**
- [Power generation cap.] 3.6GW → **7.6GW**
- [Renewable energy cap.] 0.1GW → **2.4GW**

*BCF Billion cubic feet, TCF: Trillion cubic feet
**Gas to Power : a package of businesses from LNG procurement to power plant construction/operation

Green Tomorrow, With POSCO
4Q22 Earnings Release | January 27, 2023 10

Business Performance by Major Areas Steel - POSCO · Production/Sales · Income/Financial Structure - Overseas Steel · PT-KP · PZSS · P-Maharashtra · PY-VINA Green Infrastructure - POSCO International - POSCO Energy - POSCO E&C Green Materials - POSCO Chemical 4Q22 Earnings Release │ January 27, 2023 11

POSCO_Production/Sales

Production

				YoY
Utilization Rate*	88.3%	94.1%	84.1%	△10.0%p



(thousand tons)
Crude Steel
Product
35,935
34,437
38,264
35,801
34,219
32,273
△4,045
△3,528
2020
2021
2022

* Utilization rate : Crude Steel Production / Crude Steel Capacity

○ **Crude steel and product production volume decreased due to the flood damage, Gwangyang No.4 BF repair and Pohang No.1 BF shutdown**

- Pohang) No.1 BF shutdown(Dec.29, 2021), the flood(Sep.6, 2022)
- Gwangyang) No.4 BF repair (Feb.11~Jun.10, 2022, 119 days)

【Carbon Steel/STS Production Volume】 (k tons)

	1Q22	2Q22	3Q22	4Q22	QoQ
Carbon Steel	7,930	7,886	7,552	**7,428**	△124
STS	523	455	348	**151**	△197

* 1Q22 : Included POSCO Parent result before the vertical spin-off

Sales



(thousand tons, %)
YoY
Sales Volume
Domestic Sales Ratio
WTP Sales Ratio*
34,270
55.4
26.7
35,456
59.1
32.5
32,144
56.3
28.6
△3,312
△2.8%p
△3.9%p
2020
2021
2022

*Un-ordered and semi-product figure excluded in total sales volume

○ **Sales volume shrunk in 2H 2022 as production volume decrease due to slow demand and the flood damage on rolling lines in Pohang Works**

- Softened the impact of sales volume decrease by maximizing production of Gwangyang Works and sales of slab

【Sales volume by quarter】

(k tons)	1Q	2Q	3Q	4Q	2022	YoY
CR/Coated	2,081	1,917	2,039	1,818	7,855	△497
Plate	1,308	1,392	1,220	971	4,891	△663
HR	2,099	2,068	2,035	2,260	8,462	△638
STS	494	453	352	186	1,487	△496
Products Sales Volume	**8,454**	**8,239**	**7,904**	**7,547**	**32,144**	**△3,312**
※WTP	2,468	2,232	2,200	1,782	8,682	△2,343
※ Sales of Slab	95	112	144	706	1,057	+393

* 1Q22 : Included POSCO Parent result before the vertical spin-off

Green Tomorrow, With POSCO
4Q22 Earnings Release | January 27, 2023 12

POSCO_Income/Financial Structure

Income



(billion KRW)
YoY
Revenue
26,510
39,920
42,695
+2,775
OP Margin
4.3%
16.7%
5.4%
△11.3%p
Operating Profit
1,135
6,650
2,295
△4,355
2020
2021
2022

* 2020, 2021 : POSCO Parent result before the vertical spin-off

(billion KRW)	2020	2021	**2022**	YoY
EBITDA	3,516	9,047	**4,673**	△4,374

○ **OP dropped as margin reduced by slow demand in 2H 2022 and one-off cost including repair cost, while revenue went up due to sales price increase**

○ **Cash balance increased, net debt decreased**

(trillion KRW)	At the spin-off('22.3.1)	**'22.E**
Cash Balance	5.5	**7.6**
Debt	7.1	**7.8**

【Operating Profit YoY】



(billion KRW)
6,650
△8,526
6,766
△1,330
△475
△790
2,295
Raw material Input cost increase
ASP increase
Production /Sales Volume Drop, etc.
Repair cost and losses from the flood
Production /sales decrease by the flood
2021
2022

- **Raw Material Input Cost** : Coking Coal 234, Iron ore 95
  (2021 average price = 100)
  - Coking coal price hiked up due to global imbalance by the Ukraine war, etc.
  - * Raw Material Input Cost of 4Q22 : Coking Coal 80, Iron ore 96
    (3Q22 average price = 100)
- **Sales Price**(carbon steel, thousand KRW/ton) : 2021) 975→2022) 1,147 (+172)
  - Decreased in 2H 2022 due to slow demand and drop in exchange rates
  - ※ Price trend(thousand KRW/ton) : (1Q) 1,136 – (2Q) 1,236 – (3Q) 1,186 – (4Q) 1,025
- **Recognized one-off cost due to the flood damage by 475 bil KRW**
  - Repair cost : 380 bil KRW(material cost, maintenance cost, etc.)
  - Inventory impairment loss : 95 bil KRW(finished/semi-product, materials, etc.)
- **Impacted by 790 bil KRW due to shutdown from the flood damage**
  - Impacted by decreased fixed cost and sales volume due to the production decline

Green Tomorrow, With POSCO
4Q22 Earnings Release | January 27, 2023 13

Overseas Steel Subsidiaries_Performance

Turned to losses as of 4Q due to slow global steel demand in 2H 2022

PT. Krakatau POSCO

- **Sales volume and profit dropped year-on-year due to raw material cost increase and slow steel demand in 2H 2022**
  - Increased in coking coal input cost by 107% year-on-year



Revenue
Operating Profit
(USD million)
1,433
△58
2,355
503
2,328
221
△27
△282
2020
2021
2022
YoY

Zhangjiagang STS (PZSS)

- **Recorded profit loss as shrunk margin due to the Chinese Zero COVID-19 policy, while STS raw material costs stayed at high level by the Ukraine war and demand increase of nickel for battery**
  - Price of LME Ni(U$/ton) : 2021) 18,488 → 2022) 25,605 (+7,117)



Revenue
Operating Profit
(USD million)
2,575
14
3,275
128
3,275
△59
-
△187
2020
2021
2022
YoY

POSCO Maharashtra

- **Profit faltered while revenue went up due to increased costs of materials and raw materials**
  - Increased in sales price by 2% , purchase price of materials by 13% year-on-year



Revenue
Operating Profit
(USD million)
748
20
1,467
180
1,479
39
+12
△141
2020
2021
2022
YoY

PY VINA

- **Profit decreased as sales volume and price dropped due to loan restrictions of the Vietnamese government, weak construction market, and excessive inventories of distribution centers**
  - Sales volume of section products(k tons) : 2021) 433 → 2022) 400 (△33)



Revenue
Operating Profit
(USD million)
274
△10
414
35
357
5
△57
△30
2020
2021
2022
YoY

Green Tomorrow, With POSCO
4Q22 Earnings Release | January 27, 2023 14

POSCO International_Performance

Income



(billion KRW)
YoY
Revenue
21,472
33,949
37,990
+4,041
Operating Profit
475
585
903
+318
OP Margin
2.2%
1.7%
2.4%
+0.7%p
'20년
'21년
'22년

【Revenue by Business】

(bil KRW)	2020	2021	**2022**	YoY
Trading	19,298	32,470	36,377	+3,907
Energy	2,174	1,479	1,613	+134

* Other sales of earnings from real estate including Songdo Tower excluded

Major Activities

○ **Trading**

- **Steel : Recorded the highest revenue as of POSCO products sales over 10 million tons**
  - Sales volume of POSCO products(million tons) : 2021) 9.4 → 2022) 10.3
- **Agriculture : Showed sharp decrease of crop sales volume due to the Ukraine war, while profits from palm biz. enlarged**
  - Crop sales volume(million tons) : 2021) 6.6 → 2022) 3.6
  - Operating Profit of palm business(bil KRW) : 2021) 76 → 2022) 102

○ **Energy**

- **Myanmar gas field : Revenue/profit improved due to rise in sales price and exchange rates**
  - Gas sales volume(bil ft^3) : 2021) 195 → 2022) 189
  - Operating profit(bil KRW) : 2021) 181 → 2022) 350
- **Senex Energy : M&A in 2022→ target to triple the production volume by 2025**
  - Sales volume of Senex Energy(bil ft^3) : 2022) 17
  - Acquired in Apr. 2022 : P-international's stake 50.1% for 405 bil KRW
  - Apr.~Dec. 2022: Revenue 187, OP 39 bil KRW(OP Margin 20.8%)

Green Tomorrow, With POSCO
4Q22 Earnings Release | January 27, 2023 15

POSCO Energy_Performance Major Activities Income YoY 3,707 +1,731 (billion KRW) ○ Power Generation : Operating profit went up due to electricity demand increase and sales price impact 000 Revenue • The end of social distancing and a revival of industries lead 1,976 electricity demand increase • SMP increased as LNG price went up 1,517 【Market Index】 271 Operating +68 2020 2021 2022 YoY Profit 241 Power demand(GW) 72 75 78 +3 203 OP Margin SMP(KRW/kWh) 16% 68 94 196 +102 10%△3%p 7% ○ Terminal : Operating profit went up due to stable tank 2020 2021 2022 rental services and expansion of connecting businesses 【Revenue by Business】 • Generated stable profit from tank rental services to SK, S-Oil, etc. • Increased profit from LNG sales by expanding sales of the export (bil KRW) 2020 2021 2022 and import businesses utilizing its own tanks YoY • Profitability recovered by expanding commissioning business of Power Generation 1,278 1,698 3,274 +1,576 LPG vessels(1→7, +6 vessels), despite of profit decrease in LNG ship commissioning from LNG price hike Terminal 143 178 316 +138 • Gwangyang No.6 LNG Tank construction underway(target to be completed by May 2024) Fuel Cell, etc. 96 100 117 +17 4Q22 Earnings Release │ January 27, 2023 16

POSCO E&C_Performance

Income



(billion KRW)
YoY
Revenue
7,794
8,199
9,435
+1,236
Operating Profit
380
441
309
△132
OP Margin
4.9%
5.4%
3.3%
△2.1%p
2020
2021
2022

【Revenue by Business】

(bil KRW)	2020	2021	2022	YoY
Plant	1,722	1,839	**2,535**	**+696**
Infrastructure	798	841	**1,354**	**+513**
Building	4,748	4,339	**4,235**	**△104**
Consolidated subsidiaries	526	1,180	**1,311**	**+131**

Major Activities

○ Operating Profit decreased due to construction materials price hike, while revenue increased

- Plant : Profit increased year-on-year(+35 bil KRW) due to new construction PJT and profit improvement of overseas PJT, etc.
- Infrastructure : Profit increased year-on-year(+13 bil KRW) by speeding up processes of PJT and winning a suit of indirect costs, etc.
- Construction : Profit rapidly dropped year-on-year(△187 bil KRW) due to revenue decrease and additional costs from increases in materials cost/outside order expenses, etc.

○ Orders slightly decreased year-on-year, while city housing projects increased
(Total order in 2022 : 10.8 tril KRW, △0.4 tril KRW YoY)

- Plant(3.2 tril KRW, △0.2YoY) : Orders of chemical plant increased
  * Dangjin LNG Terminal(0.4), Kumho ethylene rubber plant(0.2), etc.
- Infrastructure(0.7 tril KRW, △0.1YoY): Groundwork for Dangjin LNG Terminal(0.1), etc.
- Construction(6.9 tril KRW, △0.1YoY) : increased orders of city housing projects(41%→54%)
  * Jeongneung renewal project(0.6), Changwon remodeling(0.5), etc.

Green Tomorrow, With POSCO
4Q22 Earnings Release | January 27, 2023 17

POSCO Chemical_Performance

Income



(billion KRW)
YoY
Revenue
1,566
1,990
3,302
+1,312
Operating Profit
60
3.8%
122
6.1%
166
5.0%
+44
OP Margin
△1.1%p
2020
2021
2022

【Revenue by Business】

(bil KRW)	2020	2021	2022	YoY
Cathode materials	351	678	1,722	+1,044
Anode materials	182	174	216	+42
Refractories	453	463	565	+102
Quicklime/Chemical	580	675	799	+124

Major Activities

○ Cathode : Both revenue and profit increased, profitability improved

- Sales volume increased(+40%) due to maximizing production/ sales of N65 and having ZPHE on a consolidated basis
- Revenue went up by 156% due to increase in sales volume and raw materials price, and rise in exchange rates
  - ※ Exchange rate 1,144 → 1,292KRW/USD(yoy+13%)
  - ※ Lithium price +409%, Nickel price +150%
- Profitability recovered due to increase in utilization rate and rise in sales price linking with the raw material price

○ Anode : Profitability slightly weakened despite of revenue increase

- Showed sluggish sales volume increase due to slow demand by the shortage of semiconductor materials for EV, and increasing uses of Chinese
- Profitability recovered from 2H 2022 as sales price increased in accordance with raw material(graphite) price increase

○ Refractories, Quicklime/Chemical : Profitability dampened

- Refractories : production volume decreased due to the flood and recognized repairing expenses
- Chemical : profit declined due to sales price differences generated from the oil price drop
- P&O Chemical : Recorded loss because of initial fixed cost after its construction completion(June)

Green Tomorrow, With POSCO
4Q22 Earnings Release | January 27, 2023 18

2023 Business Outlook Consolidated Revenue 86 (trillion KRW) CAPEX 11 (trillion KRW) Net Debt 11 (trillion KRW) 4Q22 Earnings Release │ January 27, 2023 19

Appendix 2022 POSCO Safety Management Activities Summarized Income Statement Summarized Balance Sheet 4Q22 Earnings Release │ January 27, 2023 20

2022 POSCO Safety Management Activities

Established safety-first culture and secured practical safety management system

Safety System

Established practical and strong health and safety management system

- 【Budget】 Strengthened safety control by creating a process for pre-executing the safety budget
- 【System】 Run Safety Management Committee and Group's Safety Council, Advisory Council for Safety, and acquired evaluations from outside agency
- 【Affiliates】 Reinforced safety control by developing a health and safety platform combining affiliate companies

Safety Culture

Transferred core value from production-oriented to safety-first

- Settled 'Field First' culture by management-led, operated TRIFR * indicator
- Established the Joint Labor-Management Committee/Safety report center, routinized to improve against hazardous risks
- Focused on compliance with Rule & Process : operated process indicators including Safety rule compliance index, etc., and application of safety accidents

* Total Recordable Injury Frequency Rate

Safety Workforce

Secured workforce and competency for leading the system/culture

- 【Workforce reinforcement】 Safety manager(16→83) and PSM * instructor(107→191)
- 【Infrastructure fortification】 Lifeguard(328→567), Safety Bus * (2→4) and Shelter(51)

* Process Safety Management

* Provided safety education by visiting affiliated companies

Serious Accidents Decreased

* Completed compensation process for the past serious accidents



No. of seriously injured employees
5
1
1
Pohang) No.3 Cokes line accident(Jan. 20)
2020
2021
2022

Source : Worldsteel



No. of seriously injured employees : 1
FFR *
0.013
0.030
POSCO(2022)
Worldsteel(2021)

* Fatality Frequency Rate

Green Tomorrow, With POSCO

4Q22 Earnings Release | January 27, 2023 21

Summarized F/S_Consolidated Income Statement (billion KRW) 2020 2021 2022 1Q 2Q 3Q 4Q YoY Revenue 57,793 76,332 84,750 21,338 23,010 21,155 19,247 8,418 Gross Profit 4,720 11,881 7,649 2,929 2,733 1,608 379 4,232 △ (Gross margin) (8.2%) (15.6%) (9.0%) (13.7%) (11.9%) (7.6%) (2.0%) ( 6.6%) △ SG&A 2,317 2,643 2,799 671 635 688 805 156 Operating Profit 2,403 9,238 4,850 2,258 2,098 920 425 4,388 △△ (Operating margin) (4.2%) (12.1%) (5.7%) (10.6) (9.1) (4.3) (2.2) ( 6.4%) △△ Net Profit 1,788 7,196 3,560 1,907 1,799 592 737 3,635 △△ EBITDA 6,010 12,806 8,544 3,146 3,007 1,847 543 4,249 △ (EBITDA Margin) (10.4%) (16.8%) (10.1%) (14.7%) (13.1%) (8.7%) (2.8%) 6.7% △ EPS (KRW) 20,165 87,330 46,988 25,187 23,717 7,800 9,716 40,342 △△ No. of outstanding shares 79,121 75,696 75,815 75,710 75,849 75,849 75,849 119 (thousands) 4Q22 Earnings Release │ January 27, 2023 22

Summarized F/S_Consolidated Balance Sheet (billion KRW) 2020 2021 2022 YoY Current Assets 35,831 46,622 47,650 1,028 Cash & Cash Equivalents 16,365 18,156 18,739 583 Accounts Receivable 8,121 10,062 9,770 292 △ Inventories 9,052 15,215 15,472 257 Non-Current Assets 43,256 44,850 50,757 5,907 Tangible Assets 29,400 29,597 31,781 2,184 Intangible Assets 4,449 4,166 4,839 673 Other LT Financial Assets 1,562 2,120 2,333 213 Total Assets 79,087 91,472 98,407 6,935 Liabilities 31,412 36,667 40,149 3,482 Current Liabilities 16,855 21,084 23,188 2,104 Non-Current Liabilities 14,557 15,583 16,961 1,378 Total Debt 20,498 21,741 24,306 2,565 ※ Shareholders’ Equity 47,675 54,805 58,258 3,453 Owners of the Controlling Stake 44,331 50,427 52,520 2,093 Net Debt 4,133 3,590 5,554 1,964 Net Debt to Equity (%) 8.7% 6.5% 9.5% 3.0% 4Q22 Earnings Release │ January 27, 2023 23